U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

CONTENTS

On January 12, 2026, MILFAM LLC issued a press release titled “Scully Royalty Ltd. Board of Directors Terminates CEO and Commences Search for New CEO”, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.
99.1	Press release issued by MILFAM LLC on January 12, 2026, titled “Scully Royalty Ltd. Board of Directors Terminates CEO and Commences Search for New CEO”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Skyler Wichers
Skyler Wichers
Chairman of the Board

Date:	January 14, 2026